January 16, 2025

Francis Chi Yin Ng
Co-Chief Executive Officer and Director
Copley Acquisition Corp
Suite 4005-4006, 40/F, One Exchange Square
8 Connaught Place, Central, Hong Kong

       Re: Copley Acquisition Corp
           Registration Statement on Form S-1
           Filed December 20, 2024
           File No. 333-283972
Dear Francis Chi Yin Ng:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed December 20, 2024
Cover Page

1. Please revise cross references on your cover page to ensure that they are correct and are highlighted in prominent type. For example, in each of the sixth paragraph and the twelfth paragraph where you include a cross-reference to your risk factor, "Since our sponsor, officers and directors and any other holder of our founder shares, including our non-managing sponsor member, will lose their entire investment in us
.. . .," on
       page 63, please revise to ensure the cross-reference is accurate as to the location of the risk factor. In the eleventh paragraph where you include cross-references to further discussion on your sponsor's and your affiliates' securities and compensation, please revise to highlight such cross-references by prominent type or in another manner. See
       Item 1602(a)(3) of Regulation S-K.
2. Please expand to provide prominent disclosure about the legal and operational risks
       associated with being based in or having the majority of the company   s
operations in
 January 16, 2025
Page 2

       China (including Hong Kong and Macau). Your disclosure should make clear whether these risks could result in a material change in your operations and/or the
       value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or antimonopoly concerns, have or
       may impact the company   s ability to conduct its business, accept
foreign
       investments, or list on a U.S. or other foreign exchange. Please disclose the location of
       your auditor   s headquarters and whether and how the Holding Foreign
Companies
       Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the company, or to investors, and quantify the amounts where applicable.
4. Please revise to state whether the cashless exercise of the placement warrants included in the placement units purchased by the sponsor at the time of the closing of the offering and upon the conversion of the working capital loans into placement units may result in a material dilution of the purchasers' equity interests.
5. We note disclosure on page 18 that if you increase or decrease the size of the offering, you will take steps to maintain the ownership of founder shares by the sponsor at 25%
       of aggregate and outstanding shares at the time of the offering. Please include appropriate disclosure on the cover page regarding any securities to be issued in this regard and price to be paid for these securities, as required by Item 1602(a)(3) of
       Regulation S-K.
Summary, page 1

6. Please revise to describe any plans to seek additional financings and how the terms of additional financings may impact unaffiliated security holders, as required by Item
       1602(b)(5) of Regulation S-K. In this regard, we note various disclosures throughout your prospectus that you intend to target businesses with enterprise values that are greater than you could acquire with the net proceeds of this offering and the sale of the placement units and that you may need additional funds to: complete your business combination, including if you become obligated to redeem a significant number of public shares; fund working capital deficiencies; finance transaction costs in connection with an intended initial business combination; or cover the cost of the extension options. You also disclose that you may raise funds through the issuance additional class A and preference shares, equity-linked securities, loans, advances or other indebtedness, including pursuant to forward purchase agreements or backstop arrangements. Please revise existing disclosure or include a new section in the
       Summary to provide a more consolidated and comprehensive discussion.
7. Provide a clear description of how cash is transferred through your organization.
       Describe any restrictions on foreign exchange and your ability to transfer cash
 January 16, 2025
Page 3

       between entities, across borders, and to U.S. investors.
Initial Business Combination, page 6

8. We note your disclosure on page 6 that you may seek shareholder approval of a charter amendment to extend the completion window beyond 30 months. Please revise to disclose whether there are any limitations on such extensions, including as to their duration or the number of times the completion window may be extended by charter amendment.
Sponsor Information, page 10

9.     Please expand your disclosure outside of the compensation table on page
10 to
       describe the extent to which the conversion of loans into placement units may result in a material dilution of the purchasers' equity interests, including that the placement warrants may be exercised on a cashless basis. See Item 1602(b)(6) of Regulation S-
       K.
10. As applicable, please revise the compensation table on page transfer restrictions table on page 12 to disclose whether such restrictions apply to your directors, director nominees and executive officers, as you disclose on pages 118-119.
11. Regarding the anti-dilution rights of founder shares as discussed on page 11 and elsewhere, with respect to clause (iii) describing the subtraction of shares redeemed in connection with the business combination, please clarify whether redemptions made in connection with a charter amendment will also be subtracted in the calculation of the adjustment.
Conflicts of Interest, page 33

12. Please expand your disclosure to also describe conflicts of interest relating to fees, reimbursements, or cash payments to your sponsor, officers or directors, or any of their respective affiliates for services rendered to you prior to or in connection with the completion of your initial business combination, as referenced on page 32, including the repayment of an aggregate of up to $700,000 in loans and the reimbursement for any out-of-pocket expenses. See Item 1602(b)(7) of Regulation S-
       K.
Summary of Risk Factors, page 38

13. In your summary of risk factors, disclose the risks that your corporate structure and being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese
 January 16, 2025
Page 4

       government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
14. Please expand your second summary risk factor to specifically highlight that you may not need any public shares in addition to the founder shares and placement shares to be voted in favor of the initial business combination in order to approve the transaction, as you explain elsewhere in your prospectus.
Risk Factors, page 41

15. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking
       to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your search for a target company and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
We may issue additional Class A ordinary or preference shares . . ., page 74

16.    We note your disclosure that you may issue additional ordinary or preference
       shares to complete your initial business combination. Please expand your disclosures to clearly disclose any additional impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the terms of securities issuances may be intended to ensure a return on investment to the investor in return for funds
       facilitating the sponsor   s completion of the business combination or
providing
       sufficient liquidity.
Since our directors and officers are based in or have significant ties to the PRC . . ., page 82

17. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, please expand to acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal
       securities rules, the term    control    (including the terms
controlling,       controlled by,
       and    under common control with   ) means    the possession, direct or
indirect, of the
       power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Proposed Business
Sponsor Information, page 116

18. Please revise the tables on pages 15 and 118 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.
Permitted purchases and other transactions with respect to our securities, page 126

19. Please revise to reconcile your disclosures regarding permitted purchases of public
 January 16, 2025
Page 5

       shares by your sponsor, initial shareholders, directors, officers, advisors or their affiliates. More specifically, you state that the purpose of such purchases could be to vote such public shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of your initial business combination.
       However, you also state that such purchases would be structured in compliance with the requirements of Rule 14e-5, including that such shares would not be voted in favor of approving the business combination transaction.
General

20. As applicable, please revise to describe the experience of Mr. Ng in organizing special purpose acquisition companies and the extent to which he is involved in other special purpose acquisition companies. In this regard, we note your statement on page 145 that Mr. Ng was the President and Chief Financial Officer of Black Spade Acquisition Co. from March 2021 to August 2023 when it merged with
Vinfast. We
       also note disclosure on page 35 that different timelines of competing business combinations could cause your directors and executive officers to prioritize a different business combination over finding a suitable acquisition target for your business combination. See Item 1603(a)(3) of Regulation S-K.
21. Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Michael Blankenship